7250 S Tenaya Way, Ste 100
Las Vegas, NV 89113

O: 702.855.3000
F: 702.855.3040

everi.com
NYSE: EVRI

January 11, 2018

Via EDGAR

Mr. Amit Pande, Accounting Branch Chief

Mr. William Schroeder, Staff Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re: Everi Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 14, 2017

File No. 001-32622

Dear Mr. Pande:

Everi Holdings Inc. (the “Company”) hereby responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016, as filed with the Commission on March 14, 2017 (the “2016 Form 10-K”).

This letter sets forth each comment of the Staff and, following each remark, articulates the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Games Revenues and Participation Units, page 50

Staff Comment:

1.

We note your tabular breakout of the various components of revenues for your Games segment on page 50. Please revise your future filings to include a similar breakout of the significant components of revenues for your Payments segment. Additionally, please enhance your disclosures to provide a segmental analysis of your operating results so as to enable a reader to fully understand your consolidated operating results including any trends in the significant components of your revenue and expenses.

7250 S Tenaya Way, Ste 100
Las Vegas, NV 89113

O: 702.855.3000
F: 702.855.3040

everi.com
NYSE: EVRI

Company Response:

The Company acknowledges the Staff’s comment and advises that, in its future filings, it will present in its Management’s Discussion and Analysis of Financial Condition and Results of Operations, a revised disclosure to breakout the various components of revenues. More specifically, the Games operating segment will include: (a) Game Sales; (b) Gaming Operations; and (c) Systems and Other Sales and Services; while the Payments operating segment will include: (a) Cash Access Services; (b) Kiosk Sales and Services; and (c) Compliance and Other Sales and Services.

The Company further acknowledges the Staff’s request to provide enhanced segment disclosure in connection with its results of operations in order to provide a reader a more complete understanding of the consolidated operating results. In this regard, the Company intends to provide, in future filings, a segment level discussion of its operating costs and depreciation and amortization expenses consistent with the existing explanations of variance made with respect to the Company’s revenues and costs of revenues for the Games and Payments operating segments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies – Revenue Recognition, page 53

Staff Comment:

2.

We note your disclosures related to revenue recognition policies for your various revenue streams. Please tell us and revise future filings to clarify which line item Equipment and Systems revenue appears in the income statement on page 66 where only Games and Payments revenue line items are presented.

Company Response:

The Company acknowledges the Staff’s comment and advises that, in the referenced income statement, Equipment and Systems Revenues, which represented less than 10% of the Company’s total revenues, were included in both the Games and Payments revenues line items, with gaming equipment and systems revenues included in Games revenues, and fully integrated kiosk sales and service revenues included in Payments revenues.

In future filings, the Company intends to consolidate the discussion regarding Equipment and Systems Revenues that appears on pages 54 and 55 of the 2016 Form 10-K into its existing Games Revenues and Payments Revenues discussions that appear on pages 53 and 54 of the 2016 10-K, which the Company believes will clarify this issue for investors.

7250 S Tenaya Way, Ste 100
Las Vegas, NV 89113

O: 702.855.3000
F: 702.855.3040

everi.com
NYSE: EVRI

Notes to Consolidated Financial Statements

Note 10. Goodwill and Other Intangible Assets, page 91

Staff Comment:

3.

We note on page 107 the significant losses in your Games segment in 2016 and 2015 along with the recorded impairments of your goodwill and deferred tax asset during those periods. Given the nature of the intangible assets acquired, disclosed on page 85, from Everi Games Holdings in December 2014 and the financial results of the acquired business which are principally presented in the Games segment, please tell us how you determined these intangible assets acquired from Everi Games Holdings were also not impaired during 2016 and 2015.

Company Response:

The Company acknowledges the Staff’s comment and advises that no specific significant business event(s) with respect to the Games reporting unit existed that would have changed its facts and circumstances to indicate impairment of its other intangible assets in 2016 or 2015. The Company further advises the Staff that the sum of the expected undiscounted cash flows exceeded the carrying amount of those intangible assets for those periods.

In addition, the Company reviewed and determined that the remaining useful lives of its other intangible assets in connection with its Games business remained adequate and also notes that certain of its acquired intangible assets were either significantly, or fully, amortized given the relatively short useful lives of those other intangible assets.

Lastly, the Company advises the Staff that Step 2 of the annual goodwill impairment test did not indicate any impairment of the other intangible assets in connection with the acquired Games business for 2016 and 2015.

Note 18. Segment Information, page 106

Staff Comment:

4.	Please revise your future filings to provide all of the disclosures required by ASC 280-10-50 related to your reportable segments, including those specified by paragraph 50-22 of ASC 280-10.

Company Response:

The Company acknowledges the Staff’s comment and advises that, in future filings, the Company intends to expand the tabular presentation of its segment information to include operating costs, depreciation and amortization expenses and goodwill impairment charges. The Company further advises the Staff that it does not derive revenues or incur expenses on a segment level with respect to: interest; unusual or infrequent items; income tax; or significant noncash items, other than depreciation and amortization expenses.

7250 S Tenaya Way, Ste 100
Las Vegas, NV 89113

O: 702.855.3000
F: 702.855.3040

everi.com
NYSE: EVRI

Should you require additional information, further clarification or have any questions or comments regarding this response, please direct them to the undersigned.

Sincerely,

/s/ Randy L. Taylor

Randy L. Taylor

Executive Vice President and Chief Financial Officer

Everi Holdings Inc.

(702) 262-5015